Simpson Thacher & Bartlett LLP
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January 10, 2020

VIA COURIER AND EDGAR

Re:	ZoomInfo Technologies Inc.
Draft Registration Statement on Form S-1
Submitted November 25, 2019
CIK No. 0001794515

Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
c/o Edwin Kim, Attorney-Advisor

Ladies and Gentlemen:
On behalf of ZoomInfo Technologies Inc. (the “Registrant”), we hereby transmit via EDGAR for confidential review by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission Amendment No. 1 (“Amendment No. 1”) to the above-referenced draft registration statement on Form S-1 confidentially submitted on November 25, 2019 (the “Draft Registration Statement”) relating to the offering of shares of its Class A common stock, marked to show changes from the Draft Registration Statement. The Draft Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.
In addition, we are providing the following responses to your comment letter, dated December 20, 2019, regarding the Draft Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information described below are based upon information provided to us by the Registrant.

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Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1.
DRS on Form S-1 filed November 25, 2019
Summary
Overview, page 1

1.	Please provide the definition for the following terms: average lifetime value (“LTV”), average customer acquisition cost (“CAC”), and annual contract value (“ACV”).
The Registrant has expanded the list of defined terms on pages i and ii, which expanded list includes, among others, definitions for lifetime value (“LTV”), customer acquisition cost (“CAC”), and annual contract value (“ACV”).

2.
You disclose you have approximately 180,000 “paid users” and 13,000 “customers” and that you define “customers” as a company that maintains one or more active paid subscriptions to your platform. Please define the term “paid users” and clarify how it is distinguished from your “customers.”

The expanded list referred to in the Registrant’s response to comment 1 above also includes definitions for “paid users” and “customers.”
Our Market Opportunity, page 4

3.
You disclose that your total addressable market is $23 billion for your platform as of September 30, 2019 based on a formula calculating ACV of various sized companies. To the extent material, please disclose the amount of ACV that was applied to each size category of companies. Further, please provide more details as to the size and scope of the population of companies used, such as to whether you included companies outside the industry verticals or geographic markets in which you currently operate.

In the absence of relevant and reliable third-party data regarding its TAM, the Registrant has estimated the size of its TAM based on internally generated data and assumptions to the best of its ability. The Registrant believes the presentation of TAM is helpful disclosure for investors to understand the magnitude of the Registrant’s market opportunity, but it does not think that all of the individual components of the TAM calculation are themselves material for investors. The Registrant notes, however, that it does include information that it considers material with respect to customers and users where appropriate throughout the Draft Registration Statement, such as the total number of customers that spent more than $100,000 in ACV in each of 2018 and the nine months ended September 30, 2019.
As disclosed on pages ii, 4, and 119, the Registrant considers the average ACV across three size categories of customers in its TAM calculation, but limits the average ACV of customers over 1,000 employees (its “enterprise customers”) to those enterprise customers in the top quartile of ACV. The Registrant supplementally advises the Staff that the ACV across its

Securities and Exchange Commission	3	January 10, 2020

enterprise customers ranges from several thousand dollars for customers that are early in adoption of the ZoomInfo platform to low single-digit millions of dollars for customers that have achieved broader implementation of ZoomInfo’s platform. Because of the broad range of adoption in this customer group, the Registrant used the average ACV of the top quartile of enterprise customers in calculating its TAM, which the Registrant believes is representative of customers that have achieved broader implementation of the Registrant’s platform across their organizations (many of whom began with limited initial implementation) and is therefore more representative of the market opportunity.
In selecting the population of companies included in its TAM calculation, the Registrant included companies across all sectors in the enterprise customers category, limiting the other two size categories to “business-to-business” customers. All three size categories of customers include customers worldwide across all industry sectors.
Organizational Structure, page 5

4.	Please provide an additional organizational chart(s) that outlines the corporate structure pre-reorganization and pre-IPO.
The Registrant has revised page 66 to include an organizational chart that outlines the corporate structure pre-reorganization and pre-IPO and, in an effort to keep the Summary section more streamlined, has added a cross reference on page 5 to such chart.

5.
Please revise to summarize the payments to be made under the tax receivable agreement. Please also disclose the range of the future payouts that you expect to pay under the agreement, the anticipated timing of the payouts, and how you intend to fund the required payouts. Please discuss the potential liability to the company if it fails to make such payouts.

The Registrant has added disclosure on pages 6 and 7 summarizing the payments to be made under the tax receivable agreement; disclosing information with respect to the anticipated timing of future payouts under the agreement and how the Registrant intends to fund the required payouts; and discussing the potential liability if the Registrant fails to make such payouts.
In a future pre-effective amendment to the registration statement, the Registrant will disclose the range of future payouts that the Registrant expects to pay under the agreement.
Unaudited Pro Forma Consolidated Balance Sheet and Statement of Operations, page 75

6.	Please provide a footnote to show how you compute your pro forma earnings per share data.
The Registrant has revised page 83 to include footnotes (f) and (g) showing how pro forma earnings per share data is computed.

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7.	Please expand your footnotes to the Unaudited Pro Forma Consolidated Balance Sheet and Statement of Operations to explain how each adjustment is calculated or derived.
The Registrant has revised pages 82 to 85 to include footnotes to the Unaudited Pro Forma Consolidated Balance Sheet and Statement of Operations.
Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 79

8.
You disclose that over 500 of your customers spend more than $100,000 in ACV as of September 30, 2019, and that the net annual retention rate was 102% in 2018. Please revise to disclose such information for each period presented wherever applicable throughout the filing.

The Registrant has revised page 88 to disclose the number of customers that spend more than $100,000 in ACV as of December 31, 2018. The Registrant will include the net annual retention rate in 2019 in a future pre-effective amendment to the registration statement after 2019 audited financial statements are completed.

9.
We note you disclosed: “[O]ur operating results and growth prospects will depend in part on our ability to attract new customers.... As of September 30, 2019, we had over 13,000 customers.” Please revise to disclose number of customers for each period presented wherever applicable throughout the filing. In addition, consider disclosing the number of new customers obtained for each reporting period.

The Registrant has revised pages 90 and 100 to disclose the number of combined, non-overlapping customers of the Registrant and Pre-Acquisition ZI as of September 30, 2018, December 31, 2018 and September 30, 2019, and advises the Staff that it will update the number of customers as of December 31, 2019 in a future pre-effective amendment to the registration statement after 2019 audited financial statements are completed.

10.
Please expand your overview section to discuss the challenges to integrating the “ZoomInfo” and “DiscoverOrg” platforms and brands, including any known trends or uncertainties that are reasonably expected to have a material impact on results of operations or financial condition. For example:

•
Describe the efforts that ZoomInfo OpCo has undertaken to integrate the two platforms and any difficulties faced by the company given that the assets of ZoomInfo and DiscoverOrg were in separate subsidiaries. Discuss management and operating structure, research and development, and sales and marketing staff if you have undergone a material restructuring of your operations.

•
Provide additional context regarding your statement that certain customers have renewed their subscriptions under the original DiscoverOrg and Pre-Acquisition ZI platform, which you continue to support. Clarify whether there are a material amount

Securities and Exchange Commission	5	January 10, 2020

of customers on these legacy platforms and how those numbers differ from each other and to ZoomInfo by DiscoverOrg.

•
Clarify the differences in the solutions offered and pricing. As you transition to a single platform, it is unclear whether there were significant differences in annual contract value for the original ZoomInfo platform compared to the original DiscoverOrg platform and how the merger and integration affected your overall annual contract value. To the extent material, please disclose the annual contract values of the original ZoomInfo platform, the original DiscoverOrg, and the integrated platform.

The Registrant has revised pages 94 to 96 to include further discussion of the process surrounding the integration of the ZoomInfo and DiscoverOrg platforms and brands, including the integration of Pre-Acquisition ZI and related expenses incurred and additional information on the new and legacy platforms and relevant pricing constructs.
Non-GAAP Financial Measures, page 81

11.
We refer to Acquisition Adjusted Revenue. Please tell us in more detail why you believe this presentation is useful to investors and how it illustrates the trends in your organic revenue growth. Please also tell us in more detail about the fair value adjustments to acquired unearned revenue described in notes (a) and (c) by acquisition, providing us with an indication of the periods that will be affected by these adjustments.

The Registrant’s results have been significantly impacted by acquisitions during the periods presented. Consistent with the Staff’s observation in comment 15 below—that supplementing the results of operations presentation with pro forma information for the years ended December 31, 2019 and 2018 to reflect the acquisition of Pre-Acquisition ZI would be useful to investors—the Registrant believes that supplementing GAAP revenue with pre-acquisition revenue of, and purchase accounting adjustments attributable to, acquisitions during the periods presented is necessary to enable investors to understand the historical revenue of the various components of the combined company during such periods. Note that the growth of GAAP revenue from the nine months ended September 30, 2018 to the nine months ended September 30, 2019 is 96%, which is much higher than the 39% growth over the same period on an organic basis. The Registrant believes that presenting the impact of pre-acquisition revenue and fair value adjustments to acquired unearned revenue provides investors with meaningful additional disclosure to facilitate a comparison of the combined company’s organic growth for the periods presented.
In an effort to minimize the risk of Acquisition Adjusted Revenue being viewed as a replacement for, or an alternative to, GAAP revenue, as opposed to a supplemental metric, the Registrant has renamed this measure as Allocated Combined Receipts wherever applicable throughout the Draft Registration Statement.
The Registrant’s standard billing terms typically require payment at the beginning of each annual or quarterly period. Subscription revenue is generally recognized ratably over the

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contract term starting with when the Registrant’s service is made available to the customer. The Registrant records a contract asset when revenue recognized on a contract exceeds the billings to date for that contract. Unearned revenue results from cash received or amounts billed to customers in advance of revenue recognized upon the satisfaction of performance obligations. Fair value adjustments to unearned revenue result in differences between recognized revenue and receipts received in respect of contracts affected by such adjustments until such contracts are terminated or renewed. As a result, the fair value adjustments prevent investors from determining the actual combined receipts of acquired companies recognized according to the pattern of service delivery absent the information reflected in Allocated Combined Receipts.
The Registrant additionally believes that absent this information, investors will lack the appropriate context for evaluating the combined company’s prospects for future revenue growth. The Registrant’s revenues are largely driven by recurring revenues from existing customers. Given the Registrant’s historically high net retention rates, the Registrant believes that investors may analyze revenues in the context of historical net retention rates in order to assess likely future revenue trends based on such retention rates. The Registrant believes that without the benefit of the supplemental information presented by Allocated Combined Receipts, any such analysis based solely on historical GAAP revenue could result in unintended conclusions. For example, the material quantity and magnitude of acquired contracts that are being recognized as revenue in 2019 at a fraction of their contracted amounts may lead investors to underestimate 2020 revenues. As a result, 2020 revenues may appear to “jump” to full contracted revenue amounts upon automatic renewal, negotiated renewal, and/or upsells in 2020 given that a large proportion of renewals will renew at the contracted value or higher, which will be a premium to the fair value estimates recorded as part of the acquisition. Additionally, investors may be more likely to interpret the growth rate in the Registrant’s GAAP revenue to be indicative of its growth potential, which would be in excess of what its organic activities would have yielded. As a result, investors could potentially ascribe higher revenue growth in 2020 during the first few quarters of reporting as a public company than they would if they benefited from the supplemental information regarding the Registrant’s organic activities provided by Allocated Combined Receipts.
The Registrant has provided additional disclosure on pages 94 to 96 further explaining the impact of acquisitions on the Registrant’s results of operations, including an indication of periods that will be affected by fair value adjustments to acquired unearned revenue.
For the aforementioned reasons, the Registrant believes that the presentation of adjustments reflected in Allocated Combined Receipts is helpful for investors and consistent with the Staff's guidance in Release No. 33-8350 (FR 72).

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12.
Considering that deferred revenue was adjusted to fair value at the time of acquisition pursuant to GAAP, please tell us how you considered whether your various non-GAAP measures that include this adjustment are substituting an individually tailored recognition and measurement method for a GAAP measure. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G.

The Registrant reaffirms that it believes Allocated Combined Receipts (previously named as Acquisition Adjusted Revenue), which reflects addbacks related to the impact of fair value adjustments to acquired revenue, complies with Rule 100(b) of Regulation G, as it does not provide misleading information regarding the Registrant’s revenue. Instead, as described in response to comment 11 above, the Registrant believes that it is a helpful supplement to GAAP revenue enabling investors to better understand complexities that impact the Registrant’s revenue and that would be more likely to be misunderstood absent the additional disclosure.
The Registrant also adds back the impact of fair value adjustments to acquired revenue in its calculations of Adjusted Operating Income and Adjusted EBITDA. Both of these are performance measures that are intended to demonstrate the Registrant’s operating performance without the effect of several factors that are commonly reflected in comparable measures such as non-cash items and items that are episodic in nature and have no direct correlation on the cost of operating the business on an ongoing basis. Because the impact of fair value adjustments to acquired revenue is a non-cash item, the Registrant believes that its inclusion is consistent with the purpose of, and investors’ expectations of, such metrics. As a result, the Registrant believes that such presentation complies with Rule 100(b) of Regulation G.
Impact of the Reorganization Transactions, page 85

13.
We note your disclosure that the reorganization will be accounted for as a reorganization of entities under common control. Please explain to us in greater detail the steps in the reorganization and how each entity involved is under common control, including the identity of the related controlling entity or interest-holder.

ZoomInfo OpCo is currently owned by the Sponsors, who own an aggregate of approximately 72% of ZoomInfo OpCo’s outstanding units; entities controlled by the Founders, who own an aggregate of approximately 19%; and certain employees and other investors, who own the remaining outstanding units. The Blocker Companies, which are wholly owned by the Sponsors, own an aggregate of approximately 5% of ZoomInfo OpCo’s outstanding units, which is included in the Sponsors’ ownership shown above.
ZoomInfo OpCo is party to a limited liability company agreement (the “Existing LLCA”), by and among ZoomInfo OpCo, the Sponsors, the Founders, and the other unitholders of ZoomInfo OpCo.
The Existing LLCA includes certain agreements among the unitholders relating to significant transactions and control of the entity. For example, the unitholders have agreed to board

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designation rights for each of Carlyle, TA Associates, and the Founders, as well as to cooperate to effect an initial public offering (the “IPO”) and reorganization as a corporation, including to vote for and consent to a recapitalization, reorganization, and/or exchange of each class of units of ZoomInfo OpCo.
Pursuant to terms of the Existing LLCA, in connection with the IPO, ZoomInfo OpCo and the unitholders have agreed to enter into a stockholders agreement, which will provide certain ongoing rights and agreements of the principal unitholders, including an agreement to vote all shares of capital stock in the Registrant held by such principal unitholders to elect the director nominees of each of TA Associates, Carlyle, and the Founders.
The Registrant was incorporated in Delaware on November 14, 2019 as a wholly owned subsidiary of ZoomInfo OpCo, with ZoomInfo OpCo holding all issued and outstanding Class B common stock of the Registrant. The Registrant will have no significant operating activities prior to consummation of the contemplated IPO.
As part of the Reorganization Transactions, the following steps will occur substantially concurrently:
a.The Blocker Companies will merge, in a series of transactions, into the Registrant, with the Pre-IPO Shareholders (i.e., the Sponsors) receiving Class A common stock in exchange. Immediately following the Blocker Mergers, the Pre-IPO Shareholders will hold all of the issued and outstanding Class A common stock of the Registrant.
b.ZoomInfo OpCo, which currently holds all of the issued and outstanding Class B common stock of the Registrant, will distribute all issued and outstanding shares of Class B common stock to the Pre-IPO LLC Unitholders in a non-liquidating, pro rata distribution.
c.ZoomInfo OpCo will amend and restate the Existing LLCA and recapitalize, with new LLC Units being issued to all existing unitholders that hold Preferred, Common, and/or Class P Units, and the Registrant will become the managing member of ZoomInfo OpCo.
d.The Registrant and the other members of ZoomInfo OpCo will enter into an exchange agreement, pursuant to which LLC Units and Class B common stock may be exchanged for Class A common stock, and the tax receivable agreement.
Following the aforementioned steps and prior to the consummation of the IPO, (i) ZoomInfo OpCo’s units will continue to be owned directly by the Sponsors (approximately 67%), entities controlled by the Founders (approximately 19%), certain employees and other investors (approximately 9%), and the Registrant (approximately 5%), and (ii) the Class A common stock of the Registrant will be held 100% by the Sponsors, and the Class B common stock of the Registrant will be held by the Sponsors (approximately 70%), entities controlled

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by the Founders (approximately 20%), and certain employees and other investors (approximately 10%).
The Registrant understands the Staff has indicated that, until additional guidance is issued, registrants should follow the guidance in Emerging Issues Task Force Issue 02-5, which indicates that a common control may exist where a group of shareholders holds more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.
Prior to, and following each step of the Reorganization Transactions, the majority of interests in, and voting control over, each of ZoomInfo OpCo, the Registrant, and the Blocker Companies will be held by the Sponsors and the Founders, who, pursuant to the Existing LLCA, have agreed in writing to act in concert to effect the IPO, including the Reorganization Transactions and the Reclassification.
Results of Operations, page 90

14.
It appears from your revenue recognition policy that you recognize subscription contracts are generally based on the number of users that access your applications, the level of functionality that they can access, and the number of datasets or records that can be accessed. To the extent these underlying operating drivers/factors are important in understanding your revenue trends, please tell us your consideration of providing an enhanced quantitative and qualitative discussion and analyses of how these drivers/factors impact your revenue, such as the number of users that access your applications for each period presented.

The Registrant has revised pages 99 to 100 to clarify that the primary driver of additional revenue is new customers. Factors such as number of users and level of functionality are used as inputs for determining subscription prices, but do not directly drive revenue. The interaction of these factors creates wide variations in using any particular factor to better understand the trends in revenue. Because there are a number of factors that impact the pricing of subscriptions with customers, including the number of users, the levels of functionality, and the number of datasets or records that can be accessed, as well as add-on functionality that can be contracted, and because there are complex interactions between these factors to ultimately determine the pricing for any specific customer, the Registrant internally views number of customers as the primary driver for revenue and does not place significant weight on other factors, either in isolation or in tandem. As a result, the Registrant does not believe that additional factors used to determine subscription pricing would provide investors with meaningful additional information about its revenue trends.

15.
Due to the significance of the acquisition of Pre-Acquisition ZI, consider providing a discussion for the acquisition of Pre-Acquisition ZI based upon pro forma information for the years ending December 31, 2019 and 2018 presented in a format that is consistent with Article 11 of Regulation S-X. This information is solely to supplement your results of operations discussion. The pro forma information should include cost of revenues as well as revenue. The discussion can include a comparison of your pro forma information to your

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results of operations for each of those reporting periods. This discussion should include disclosure to explain how the pro forma presentation was derived, why management believes the presentation to be useful, and any potential risks associated with using such a presentation.
The Registrant has revised pages 100 to 101 to include pro forma revenue and cost of service for the year ended December 31, 2018, reflecting the acquisition of Pre-Acquisition ZI, a discussion comparing this pro forma information to results of operations for the year ended December 31, 2018, and a discussion of how the pro forma presentation was derived, why management believes the presentation to be useful, and potential risks associated with using such a presentation. The Registrant advises the Staff that corresponding information for the year ended December 31, 2019 will be included in a future pre-effective amendment to the registration statement after 2019 audited financial statements are completed.
Cash Flows from (used in) Operating Activities, page 92

16.
We refer you to the table on page 93 that presents a measure of operating cash flows after certain adjustments. Please revise to identify the resulting measure as a non-GAAP measure and provide the disclosures required by Item 10(e) of Regulation S-K. Further, tell us how you concluded that this measure complies with the guidance in Item 10(e)(ii)(A) of Regulation S-K, which states that non-GAAP liquidity measures must not exclude charges or liabilities that required, or will require, cash settlement absent an ability to settle in another manner.

The Registrant has revised the disclosure on pages 103 and 104 to delete the calculation showing the total impact of certain adjustments on net cash from operating activities in order to avoid the implication that it is presenting an additional liquidity measure. The Registrant did retain disclosure regarding the items that had been components of that calculation. These components are regularly reviewed in conjunction with cash flows from operating activities by management, and management believes that understanding the impact of such items is helpful in evaluating cash generated through normal operating activities. The Registrant also provided additional disclosure to further clarify why management believes these factors provide useful insight into cash flows from operating activities, consistent with the Staff’s guidance in Release No. 33-9144 (FR 83).
Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk, page 100

17.
We note that you are exposed to the interest rate risk related to your debt instruments. Please revise your future filings to disclose the quantitative information for the preceding fiscal year along with the reasons for material changes in amounts from the preceding year. Refer to Item 305(a)(3) and Instruction 3(F) to Item 305(a) of Regulation S-K.

The Registrant has revised page 111 to quantify interest rate risk as of December 31, 2018. The Registrant advises the Staff that quantitative information on interest rate risk as of December 31, 2019 and the reasons for material changes, if any, in amounts from the

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preceding year will be included in a future pre-effective amendment to the registration statement after 2019 audited financial statements are completed.
The ZoomInfo Platform, page 103

18.
You state that you are able to provide a guarantee of 95%+ accuracy. Please clarify how you calculate your accuracy and whether you track such accuracy figures as a key metric. For example, it is not clear if it is calculated on a client-by-client basis or if it is a more global calculation. Further, please clarify the risks and consequences to you should you fail to meet the 95%+ accuracy guarantee.

The Registrant has revised the disclosure on pages 3, 115 and 118 to clarify that it provides its customers with a contractual guarantee that at least 95% of the employment information they access will be current. Pursuant to the terms of the contracts, customers have a right to terminate their contracts if the Registrant fails to achieve at least 95% accuracy with respect to such information. As a result, accuracy is determined on a customer-by-customer basis. If a customer were to terminate its contract pursuant to this guarantee, the Registrant would be required to make a prorated refund of any prepaid subscription fees attributable to periods after the date it received notice of such failure. The Registrant’s technology enables it to continually monitor and update the accuracy of the information it provides and the Registrant has historically been able to consistently maintain accuracy of at least 95% of the employment information customers have access to. As a result, the Registrant is not aware of any termination of contracts or any contractual obligations arising as a result of not maintaining 95% accuracy. Consequently, the Registrant does not believe that the guarantee represents a meaningful risk to the Registrant or its results of operations. Additionally, while the Registrant continually monitors the quality and accuracy of the information on its platform, it does not view its accuracy levels as key metrics.
Business
Our Growth Strategy, page 108

19.	Please explain how you calculate annual recurring revenue. In addition, please disclose the amount of the revenue increase that is attributable to new and existing customers.
The Registrant has revised the references to annual recurring revenue and ARR on pages 119 and 123, respectively, to ACV.
Legal Proceedings, page 115

20.
We note you disclosed: “[w]e are subject to various legal proceedings, claims, and governmental inspections, audits, or investigations that arise in the ordinary course of our business. Although the outcomes of these claims cannot be predicted with certainty, in the opinion of management, the ultimate resolution of these matters would not be expected to have a material adverse effect on our financial position or results of operations.” Please explain why you have omitted the statement of cash flows or revise to reference this financial statement.

The Registrant has revised page 126 to include a reference to the statement of cash flows.

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Management, page 116

21.
Please clarify the role of your co-founder, Kirk Brown, with ZoomInfo or its subsidiaries. If Mr. Brown is expected to make significant contributions to the business, please include a discussion of his business experience during the last five years. Refer to Item 401(c) of Regulation S-K.

Kirk Brown has had no management responsibilities with the business since June 5, 2015. He continued to serve on the board of managers of ZoomInfo OpCo until March 12, 2018. He has had no involvement in the business since then and is not expected to make any contributions to the business in the future.
Certain U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders, page 151

22.
You state that the resulting post-organizational structure in the form of an umbrella partnership-C corporation (“UP-C”) will treat “Pre-IPO Unitholders” generally advantageously if they continue to hold their equity interests in an entity that is not taxed as a corporation for U.S. tax purposes. Please briefly explain how the UP-C structure and reorganization transactions achieves the tax benefits that is intended. Further, please provide an analysis of whether the tax consequences of the reorganization transactions, the tax receivable agreement, or the tax benefits expected to result from acquisitions of LLC Units from existing owners are material to an investor in the Class A common stock.

The Registrant has revised pages 6 and 7 to address how the UP-C structure and Reorganization Transactions achieve the tax benefits that are intended. The Registrant believes that the disclosure regarding the payment obligations of the Registrant under the tax receivable agreement addresses the material tax consequences for an investor in the Class A common stock of the Reorganization Transactions, the tax receivable agreement, and the tax benefits expected to result from acquisitions of LLC Units from existing owners. Please see the provisions in Amendment No. 1 under “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”
Underwriting, page 156

23.	Please briefly describe the “customary exceptions” to your lock-up agreement that is disclosed on page 157. Please also clarify whether the Class B shares would be subject to the lock-up agreements.
The Registrant advises the Staff that the terms of the lock-up agreements have not yet been finalized and that, in a future pre-effective amendment to the registration statement, the Registrant will describe in greater detail the “customary exceptions” to the lock-up agreements.
The Registrant has revised page 167 to clarify that the Class B common stock is subject to the lock-up agreements, but that the lock-up agreements do not preclude holders of LLC Units from exchanging such units (together with a corresponding number of shares of Class

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B common stock) for shares of Class A common stock, provided that shares of Class A common stock acquired in connection with any such exchanges will be subject to the restrictions provided for in the lock-up agreements.
Notes to Consolidated Financial Statements
Business Combinations, page F-41

24.	Please revise to include the applicable disclosures outlined in paragraph 2h of ASC 805-10-50, or advise.
The Registrant has revised pages F-43 and F-44 to include the applicable disclosures outlined in paragraph 2h of ASC 805-10-50.

25.	Please disclose a qualitative description of the factors that make up the goodwill recognized in the Zoom Information, Inc. and NeverBounce acquisition transactions in accordance with ASC 805-30-50-1.
The Registrant advises the Staff that the required qualitative description of the factors that make up the goodwill recognized in the Zoom Information, Inc. and NeverBounce acquisition transactions are included on pages F-18 and F-42 to F-44 of Amendment No. 1.
Exhibits

26.
Please advise us whether you intend to file a consent from Forrester as an exhibit, pursuant to Rule 436 of Regulation C and Section 7 of the Securities Act. It appears that you commissioned a report from Forrester that is referenced in this filing.

The Registrant submits that Forrester Consulting is not an “expert” within the meaning of Rule 436 of the Securities Act and, accordingly, the Registrant does not believe a consent is required to be filed as an exhibit to the registration statement.
Rule 436 of the Securities Act requires that a consent be filed if any portion of a report or opinion of an “expert” is quoted or summarized as such in a registration statement. Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The independent third party referenced here is Forrester Consulting, a research firm affiliated with Forrester Research, Inc.
Forrester Consulting primarily collects and aggregates survey and statistical data, and the related information contained in the registration statement reflects the aggregate survey and collected data. The Registrant submits that such data does not reflect the opinion or judgment of an “expert,” and that Forrester Consulting is not amongst the enumerated professions under Section 7 of the Securities Act, nor is it within a “profession [that] gives authority to a statement made by [such providers].” As such, the Registrant believes that Forrester Consulting is not among the class of persons subject to Section 7 and Rule 436 of the Securities Act as “experts” unless the Registrant expressly identifies it as an expert or the

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statements are purported to be made on the authority of such provider as an “expert.” The Registrant has neither expressly identified Forrester Consulting as an “expert” in the registration statement nor purported to make statements in the registration statement on the authority of Forrester Consulting as an “expert.” Accordingly, the Registrant believes that Forrester Consulting should not be considered an “expert” within the meaning of U.S. federal securities laws.
In addition, the Registrant notes that the consent requirements of Rule 436 of the Securities Act are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with or incorporated into a registration statement. In this instance, the Registrant respectfully advises the Staff that the data was prepared by Forrester Consulting for the Registrant for customer marketing and research purposes, not as a report for purposes of the registration statement. The Forrester Consulting report was not intended as an industry report to be used in or incorporated into the registration statement, but rather to make an assessment of the Registrant’s marketplace. The Registrant uses this data primarily as part of its customer marketing and direct sales process. As such, the data provided by Forrester Consulting was not prepared specifically in connection with or for the purpose of inclusion in the registration statement or to otherwise satisfy any specific disclosure requirement.
As a result of the foregoing, the Registrant respectfully submits that Forrester Consulting does not need to provide a consent to be filed as an exhibit to the registration statement.
General

27.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Registrant has provided the Staff supplementally, under separate cover, a copy of the written communication as defined in Rule 405 under the Securities Act that has been presented to potential investors in reliance on Section 5(d) of the Securities Act by the Registrant or anyone authorized to do so on its behalf. The Registrant undertakes that if any additional written communication as defined in Rule 405 under the Securities Act is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Registrant or anyone authorized to do so on its behalf, the Registrant will also provide the Staff with a copy of such written communication on a supplemental basis.
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Please do not hesitate to call me at (212) 455-2812 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses. Please send any correspondence to Anthony Stark, General Counsel of the Registrant (anthony.stark@zoominfo.com), and to me (rfenyes@stblaw.com).

Securities and Exchange Commission	15	January 10, 2020

Very truly yours,

/s/ Richard A. Fenyes

cc:	Securities and Exchange Commission
Jan Woo, Legal Branch Chief

ZoomInfo Technologies Inc.
Henry Schuck
Cameron Hyzer
Anthony Stark

Latham & Watkins LLP
Marc D. Jaffe
Jason M. Licht
Stelios G. Saffos